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                                                                  EXHIBIT (8)(a)


                                 May 9, 1991

Trust for Federal Securities
Bellevue Park Corporate Center
103 Bellevue Parkway, Suite 152
Wilmington, DE  19809

         Re:   Trust for Federal Securities - Custodian Fees

Gentlemen:

         This letter constitutes our agreement, and supersedes any prior agreement, with respect to compensation to be paid to Provident National Bank ("Provident") under the terms of a Custodian Agreement dated June 1, 1989, as supplemented by Addenda Nos. 1 and 2 dated as of November 1, 1990 and May 9, 1991, respectively, between you (the "Company") and Provident, with respect of the FedFund, T-Fund, FedCash, T-Cash, Federal Trust Fund, Treasury Trust Fund, Short Government Fund, Intermediate Government Fund and Long Government Fund portfolios of the Company (the "Funds"). Pursuant to Paragraph 21 of that Agreement, and in consideration of the services to be provided to you, you will pay Provident the following for each Fund:

    1. An annual custody fee of $.25 for each $1,000 of the Fund's first $250 million average daily gross assets, $.20 for each $1,000 on the next $250 million of average daily gross assets, $.15 for each $1,000 on the next $500 million of average daily gross assets, $.09 for each $1,000 on the next $2 billion of average daily gross assets, and $.08 for each $1,000 on average daily gross assets over $3 billion, which custody fee shall be calculated daily and paid monthly;

    2. For all fixed income and equity securities, which do not include "Money Market" obligations, a transaction charge of $15.00 for each purchase, sale or delivery of such security upon its maturity date;

    3.   For each interest collection or claim item, a fee of $40;

    4. Provident's incremental costs in providing foreign custody services for foreign denominated and held securities; and
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Trust for Federal Securities
May 9, 1991
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    5.   Provident's out-of-pocket expenses, including but not limited to postage, telephone, telex, Federal Express and Federal Reserve wire fees, on behalf of the Company.

         The fee attributable to each Fund shall be the several (and not joint or joint and several) obligation of each such Fund. The fee for the period from the day of the year this agreement is entered into until the end of that year shall be pro-rated according to the proportion which such period bears to the full annual period.

         If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                            Very truly yours,

                                            PROVIDENT NATIONAL BANK


                                            By:
                                                -------------------
                                                Title: Vice President


ACCEPTED:  TRUST FOR FEDERAL SECURITIES


By:
    ------------------------------
    Title: Vice President & Treasurer


Date:  May 9, 1991